June 3, 2013

Via EDGAR

Linda Cvrkel

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Mattel, Inc. (the “Company” or “Mattel”)
Form 10-K for the year ended December 31, 2012
Filed February 26, 2013
File No. 001-05647

Dear Ms. Cvrkel:

We received and have carefully reviewed your letter of May 20, 2013, which furnished us with comments on the Company’s Annual Report on Form 10-K for the year ended December 31, 2012. The following are our responses to the comments in your letter of May 20, 2013. We have organized our responses so that they appear in the order and format that you used in your May 20 letter. For your convenience, we have included the text of your comments as well as the Company’s responses.

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Form 10-K for the year ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

1.	Comment: We note the improvements to your disclosures regarding cost of sales and selling, general, and administrative expenses pursuant to comment one of the staffs letter dated April 16, 2012. We also believe you should considering revising your discussion related to revenues, on a consolidated and gross sales by segment basis, by similarly quantifying the underlying factors involved in the year to year comparison, particularly when more than one factor is attributed to the change. For example, you state that certain increases were “primarily” attributed to one factor, and “partially offset” by another factor, or, you indicate several factors for which an increase was attributed without quantifying. For a company with the size and breadth of operations as yours, these disclosures should be presented in a manner for investors to readily discern the relative contribution of each factor to provide proper context. We believe including a table that presents segment revenues by brand in your segments discussion would be helpful to investors understand the change and relative contribution of each brand, along with a narrative explaining the underlying reasons for the change(s). Please revise accordingly.

Response: Mattel regularly refreshes, redesigns, and extends existing toy product lines and develops innovative new product lines for all brands and categories. As a result, across all of its brands and categories, Mattel is continually phasing out products and introducing new innovative products to appeal to the needs and preferences of its consumers. Overall, Mattel manages a portfolio of brands that are characterized by major branded product lines and market categories. These major branded product lines and market categories include: Barbie, Other Girls, Wheels, Entertainment, Fisher-Price, and American Girl. Mattel believes that these represent the material classifications of revenue that are required for investors to understand its business as a whole. Mattel’s current discussion of gross sales provides the year-over-year changes in each of these classifications so that investors can understand the relative contribution of each of these material classifications. Mattel believes that this quantification has provided the material changes in gross sales affecting Mattel’s business as a whole. However, in order to improve the quality of the disclosures discussed above, Mattel will expand future disclosures to include a table within each segment discussion that quantifies the factors driving the changes within these classifications of revenue.

In response to the Staff’s comments, in future filings Mattel will enhance its disclosures for consolidated revenue and each of the segment revenue discussions to include a table that presents the major branded product lines and market categories, along with a narrative explaining the underlying reasons for the change(s). The following is an example of an expanded segment revenue disclosure that will be included in future filings:

North America Segment

The following table provides a summary of Mattel’s gross sales by brand for the North America segment for 2012 and 2011:

	For the Year Ended
	2012	2011	% Change
	(In millions, except percentage information)

Mattel Girls & Boys Brands:
Barbie	$522.6	$543.1	–4%
Other Girls	502.2	340.6	47%
Wheels	394.2	383.4	3%
Entertainment	485.0	637.8	–24%

	$1,904.0	$1,904.9	—
Fisher-Price Brands:
Core Fisher-Price	919.8	985.6	–7%
Fisher-Price Friends	332.5	240.3	38%
Other Fisher-Price	157.0	149.9	5%

	$1,409.3	$1,375.8	2%
Other	16.9	16.3	4%

Total North America Segment	$3,330.2	$3,297.0	1%

Gross sales for the North America segment were $3.33 billion in 2012, up $33.2 million or 1%, as compared to $3.30 billion in 2011, with no impact from changes in currency exchange rates. The increase in North America gross sales was driven primarily by higher sales of Other Girls and Fisher-Price Friends products, partially offset by lower sales of Entertainment products. Of the 47% increase in Other Girls gross sales, 45% was driven by higher sales of Monster High products. Of the 38% increase in Fisher-Price Friends gross sales, 25% was driven by the benefit of licensing revenue from the acquisition of HIT Entertainment and 21% was driven by higher sales of Disney’s Jake and the Never Land Pirates products. The 24% decrease in Entertainment gross sales was driven primarily by lower sales of CARS 2 products (-22%).

Liquidity and Capital Resources, page 36

Financial Position, page 38

2.	Comment: We note from your tax footnote that approximately 88% of your consolidated pre-tax income is from foreign operations and that the cumulative amount of undistributed earnings of foreign subsidiaries that Mattel intends to indefinitely reinvest, and for which no deferred US income taxes have been provided is approximately $5.2 billion as of December 31, 2012. In this regard, as cash and cash equivalents comprise 20% of your total assets of December 31, 2012, please expand your discussion in this section to include the following:

•	the amount of cash and short-term investments held by foreign subsidiaries;

•	a statement the company would need to accrue and pay taxes, if repatriated; and

•	a statement that the does not intend to repatriate the funds.

Response: In response to the Staff’s comments, Mattel will enhance its disclosure in future filings to include disclosure similar to the following (which also includes the data the Staff requested):

Of Mattel’s $1.34 billion in cash and cash equivalents, $1.0 billion is held by foreign subsidiaries. Under current tax laws and regulations, Mattel would need to accrue and pay additional U.S. income taxes if some or all of the undistributed earnings of foreign subsidiaries were repatriated. Mattel does not intend nor foresee a need to repatriate undistributed earnings of foreign subsidiaries.

Note 3 – Income Taxes, page 66

3.	Comment: Reference is made to your tax rate reconciliation at the bottom of page 67. We note the line item caption “Foreign earnings taxed at different rates, including withholding taxes” representing a reduction to your statutory tax rate of $(157,488), $(139,476) and $(138,352) for the years ended December 31, 2012, 2011 and 2010. Please tell us the countries for which this item relates. Your response to us should include a breakout of the amount by country and the related foreign pre-tax earnings amount.

Response: Mattel has operations and generates foreign earnings in more than 40 jurisdictions outside of the United States. The earnings in these 40 plus jurisdictions are subject to statutory tax rates and withholding taxes which are generally lower than the U.S. federal statutory rate of 35% and therefore, reduces our effective tax rate. However, three of the jurisdictions (Hong Kong, Bermuda, and Mexico) generate the majority of the line item captioned “Foreign earnings taxed at different rates, including withholding taxes.” None of the other jurisdictions generate a material amount of this line item. The following table provides the breakdown of the amount of this line item for each of the jurisdictions generating a material amount of the line item, along with the related foreign pre-tax earnings (in millions):

	For the Year Ended December 31,
	2012		2011		2010
	Impact on Line Item	Pre-Tax Earnings	Impact on Line Item	Pre-Tax Earnings	Impact on Line Item	Pre-Tax Earnings
Hong Kong	$80	$396	$79	$388	$65	304
Bermuda	59	211	51	185	62	197
Mexico	6	54	3	44	3	42
Other	12	179	6	184	8	180

Total	$157	$840	$139	$801	$138	$723

4.	Comment: We note from page 69 that the cumulative amount of undistributed earnings of foreign subsidiaries for which no deferred US income taxes have been provided is approximately $5.2 billion as of December 31, 2012. In this regard, please tell us and revise your tax footnote to disclose the amount of unrecognized deferred tax liabilities for temporary differences to investments in foreign subsidiaries or include a statement that determination is not practicable.

Response: In response to the Staff’s comments, Mattel will enhance its disclosure in future filings to include disclosure similar to the following (which also includes the data the Staff requested):

The cumulative amount of undistributed earnings of foreign subsidiaries that Mattel intends to indefinitely reinvest and upon which no deferred US income taxes have been provided is approximately $5.2 billion as of December 31, 2012. Management periodically reviews the undistributed earnings of its foreign subsidiaries and reassesses the intent to indefinitely reinvest such earnings. It is not practicable for Mattel to determine the deferred tax liability associated with these undistributed earnings due to the availability of foreign tax credits, the complexity of our international holding company structure, the rules governing the utilization of foreign tax credits and the interplay between utilization of such foreign tax credits and Mattel’s other significant tax attributes.

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In connection with our response to your comments on our filing, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at (310) 252-3611 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Kevin M. Farr
Kevin M. Farr
Chief Financial Officer

cc:	Effie Simpson, U.S. Securities and Exchange Commission

Jean Yu, U.S. Securities and Exchange Commission

Bryan Stockton, Chairman and Chief Executive Officer

Robert Normile, Executive Vice President, Chief Legal Officer and Secretary

Brian Lane, Gibson, Dunn & Crutcher LLP